Exhibit 99.1

Sol-Gel Technologies Announces Management Realignment

NESS ZIONA, Israel, July 15, 2024 (GLOBE NEWSWIRE) - Sol-Gel Technologies, Ltd. (NASDAQ: SLGL), a dermatology company, pioneering treatments for patients with severe skin conditions, conducting a Phase 3 clinical trial of SGT-610 (patidegib gel, 2%) for Gorlin syndrome, and with two approved large-category dermatology products, TWYNEO® and EPSOLAY®, today announced that the Chief Executive Officer, Dr. Alon Seri-Levy, has recently advised the Sol-Gel Board of Directors of his desire to step down from his position as CEO and member of the Board. The Company and Dr. Seri-Levy have agreed on the terms of Dr. Seri-Levy’s separation from the Company, and should these be approved by the Company’s shareholders as required by Israeli law, Dr. Seri-Levy will step down from his positions as CEO and director effective as of December 31, 2024. At such time, Dr Seri-Levy will continue to provide his expertise to the Company through a one-year consulting agreement.

In addition, effective July 12, 2024, Mr. Eyal Ben-Or, who served as the Company's Director of Finance as of September 2022 and before that as Corporate Controller since May 2017, will assume the role of Chief Financial Officer (CFO).  Mr. Ben-Or served in financial reporting roles at Mobileye N.V. (NYSE: MBLY) from 2014 to 2017. Before that, Mr. Ben-Or served in several roles in the assurance department of KPMG Israel from 2010 to 2014. Mr. Ben-Or earned his M.B.A. in financial management and his B.A. in accounting from the College of Management in Israel and is a certified public accountant.  Mr. Ben-Or will replace Mr. Gilad Mamlok, who will continue to support the Company, and Mr. Ben-Or in his role as CFO, through the end of the year.

“We are grateful to Alon for his leadership in Sol-Gel, and I am proud of what Sol-Gel has achieved under this leadership. During his tenure as CEO, Alon led the Company in the development of several commercial products (including the FDA approved EPSOLAY® and TWYNEO®), a successful initial public offering in the U.S., and follow on capital raisings, and the purchase of the SGT-610 related assets. I support and will vote in favor of the terms of Alon’s separation from the Company at the upcoming shareholder meeting” said Mr. Mori Arkin, Sol-Gel's Chairman of the Board of Director, “We would like to congratulate Eyal Ben-Or for his appointment as CFO. Eyal’s extensive experience and track record both in and outside of Sol-Gel will assist in steering Sol-Gel towards continued growth and success. I thank Gilad Mamlok for his financial leadership and valuable contributions during his tenure as CFO.  I wish him continued success in his future endeavors.”

About Sol-Gel Technologies

Sol-Gel Technologies, Ltd. is a dermatology company focused on identifying, developing, and commercializing or partnering drug products to treat skin diseases. Sol-Gel developed TWYNEO, which is approved by the FDA for the treatment of acne vulgaris in adults and pediatric patients nine years of age and older, and EPSOLAY, which is approved by the FDA for the treatment of inflammatory lesions of rosacea in adults. both drugs are exclusively licensed to and commercialized by Galderma in the US and are exclusively licensed to Searchlight in Canada.  TWYNEO was purchased and licensed by Beimei Pharma to be exclusively commercialized by them in China, Hong Kong, Macau, Taiwan and Israel.

The Company’s pipeline also includes a Phase 3 clinical trial of Orphan and Breakthrough Drug candidate SGT-610, which is a new topical hedgehog inhibitor being developed to prevent the new basal cell carcinoma lesions in patients with Gorlin syndrome that is expected to have an improved safety profile compared to oral hedgehog inhibitors as well as topical drug candidate SGT-210 under investigation for the treatment of rare hyper-keratinization disorders.

 For additional information, please visit our new website:  www.sol-gel.com

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements.  In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information we have when those statements are made or our management’s current expectations and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, a delay in the timing of our clinical trials, the success of our clinical trials, and an increase in our anticipated costs and expenses, as well as the following factors: (i) the adequacy of our financial and other resources, particularly in light of our history of recurring losses and the uncertainty regarding the adequacy of our liquidity to pursue our complete business objectives; (ii) our ability to complete the development of our product candidates; (iii) our ability to find suitable co-development partners; (iv) our ability to obtain and maintain regulatory approvals for our product candidates in our target markets, the potential delay in receiving such regulatory approvals and the possibility of adverse regulatory or legal actions relating to our product candidates even if regulatory approval is obtained; (v) our collaborators’ ability to commercialize our pharmaceutical product candidates; (vi) our ability to obtain and maintain adequate protection of our intellectual property; (vii) our collaborators’ ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; (viii) our collaborators’ ability to establish adequate sales, marketing and distribution channels; (ix) acceptance of our product candidates by healthcare professionals and patients; (x) the possibility that we may face third-party claims of intellectual property infringement; (xi) the timing and results of clinical trials that we may conduct or that our competitors and others may conduct relating to our or their products; (xii) intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; (xiii) potential product liability claims; (xiv) potential adverse federal, state and local government regulation in the United States, China, Europe or Israel; and (xv) loss or retirement of key executives and research scientists; (xvi) general market, political and economic conditions in the countries in which the Company operates; and,  (xvii) the current war between Israel and Hamas and any deterioration of the war in Israel into a broader regional conflict involving Israel with other parties. These factors and other important factors discussed in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 13, 2024, and our other reports filed with the SEC, could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Except as required by law, we undertake no obligation to update any forward-looking statements in this press release.

Sol-Gel Contact:
Eyal Ben-Or
Chief Financial Officer
info@sol-gel.com
+972-8-9313437

Source: Sol-Gel Technologies Ltd.